Exhibit 107

Calculation of Filing Fee Tables

Form S-3

(Form Type)

Veritone, Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered and Carry Forward Securities

	Security Type	Security Class Title	Fee Calculation Rule	Amount Registered (1)	Proposed Maximum Offering Price Per Unit (2)	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee

Newly Registered Securities

Fees to be Paid	Equity	Common Stock, $0.001 par value per share—ok	Other	3,008,540	$1.86	$5,595,884.40	0.00014760	$825.96

Fees Previously Paid	—	—	—	—	—	—	—	—

Carry Forward Securities

Carry Forward Securities	—	—	—	—	—	—	—	—

	Total Offering Amounts			3,008,540	—	$5,595,884.40	—	$825.96

	Total Fees Previously Paid				—	—	—	—

	Total Fee Offsets				—	—	—	—

	Net Fee Due				—	—	—	$825.96

(1)

Represents the maximum number of shares of common stock of Veritone, Inc. (the “Registrant”) issuable upon the exercise of warrants held by the selling stockholders identified in this registration statement, which may be offered for resale by such selling stockholders. In addition, pursuant to Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”), the shares being registered hereunder include such indeterminate number of shares of common stock as may be issuable with respect to the shares being registered hereunder as a result of stock splits, stock dividends or similar transactions.

(2)

Estimated in accordance with Rule 457(c) under the Securities Act, solely for purposes of calculating the registration fee on the basis of $1.86, the average of the high and low prices of the Registrant’s common stock as reported on The Nasdaq Stock Market LLC on December 29, 2023.